Alexco Resource Corp.
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2014

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated August 12, 2014 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial results for the three and six month periods ended June 30, 2014 compared to the same periods ended June 30, 2013.

The following information should be read in conjunction with the Corporation’s June 30, 2014 unaudited interim condensed consolidated financial statements with accompanying notes (the “2014-Q2 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2014-Q2 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Overall Performance

Overall, Alexco reported a net loss for the second quarter of 2014 of $1,661,000, or $0.03 per share basic and diluted, compared to a net loss in the second quarter of 2013 of $49,205,000 or $0.81 per share basic and diluted. Included in the 2013 second quarter results are impairment charges on mining assets and investments totaling $46,137,000 after taxes. Excluding the effect of these impairment charges, the adjusted net loss for that quarter was $3,068,000 or $0.05 per share basic and diluted (see “Non-IFRS Measure – Adjusted Loss” on page 11). Loss before recovery of taxes in the second quarter of 2014 was $1,769,000, including non-cash costs of $766,000 for depreciation and amortization and $218,000 for share-based compensation.

The Corporation’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $3,064,000 in the second quarter of 2014 for a gross profit of $812,000 and a gross margin of 26.5% , compared to revenues of $3,258,000 in the second quarter of 2013 for a gross profit of $1,435,000 and a gross margin of 44.0% . The decline in gross margin is due primarily to a transition to lower-margin phases of a significant project in the US, and to an increase in lower-margin components of the closure reclamation plan work being carried out in the Keno Hill District.

Mining segment revenues recognized in the second quarter of 2014 totaled $105,000 with nil cost of sales, reflecting the effect of final assay determinations between initial revenue recognition and final settlement of concentrate sales. Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment. The last concentrate shipments were delivered in October 2013, and the last final settlements of concentrate sales were completed in April 2014. In the second quarter of 2013, revenues from mining operations totaled $10,903,000 yielding a gross loss of $2,363,000, with operations that particular quarter adversely impacted by a significant decrease in silver prices that occurred from April 2013, as well as reduced sales volumes of payable metal from the lagged effect of lower production in March 2013 being delivered for sale in April 2013.

Alexco’s surface exploration plans for 2014 are currently budgeted at approximately $5 million. The original plans entailed approximately 10,500 meters of surface drilling; however, drilling has progressed with greater-than-expected efficiency, and it is expected that total surface exploration drilling for the season will be increased from 10,500 to approximately 14,000 meters as a result.

In June 2014, Alexco reached an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to amend the silver streaming agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the Keno Hill Silver District in general. The amended silver streaming agreement applies to 25% of Alexco’s payable silver produced at its Keno Hill silver mining operations in Yukon, Canada. The amendments to the underlying silver streaming agreement are subject to Alexco paying Silver Wheaton US$20 million by December 31, 2014 (or such later date as the parties may agree), with Silver Wheaton taking a lead role via participation in US$5 million of any Alexco equity raise in excess of US$10 million towards the US$20 million payment.

In late July 2014, the Corporation entered into an agreement with an underwriter, on a bought deal basis pursuant to a short form prospectus, for the sale of 6,100,000 units at a price of $1.15 per unit for gross proceeds of $7,015,000. Each unit is comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. Closing is anticipated to occur August 21, 2014, and the underwriter has been granted an overallotment option to purchase up to an additional 915,000 units, or up to 457,500 additional warrants or a combination thereof, within 30 days of closing. The net proceeds from this financing are expected to be used to further exploration and development activities on the EKHSD property, particularly the Flame & Moth deposit, and for general working capital purposes.

Alexco’s cash and cash equivalents at June 30, 2014 totaled $6,345,000, compared to $8,485,000 at March 31, 2014 and $8,610,000 at December 31, 2013, while net working capital at June 30, 2014 totaled $11,701,000 compared to $14,750,000 and $15,316,000 for the same dates respectively. The decline in the quarter was due primarily to expenditures on exploration activity, with roughly half of general and administrative and mine site care and maintenance costs offset by cash generated from AEG operating activities.

Results of Operations

Keno Hill Silver District

All of the Alexco’s mining, development and exploration activities have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco’s various Keno Hill mineral properties comprise mineral rights spanning approximately 24,600 hectares, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District’s historical mines produced variously from approximately 1918 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Historical mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of Alexco’s mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). Alexco’s mineral interest holdings in the Keno Hill Silver District comprise a number of deposits, including but not limited to Bellekeno, Flame & Moth, Lucky Queen, Onek, Silver King, Bermingham and Elsa Tailings.

Bellekeno Mine

The Corporation’s Bellekeno underground mine commenced commercial production in January 2011, with mining being accomplished by a mining contractor using both mechanized and conventional cut-and-fill and long-hole mining methods of ore extraction. Bellekeno mining and milling operations were suspended in early September 2013 as a consequence of the reduced silver price environment, and the last concentrate shipments were delivered to the smelter in October 2013. Mining segment revenues recognized in the second quarter of 2014 totaled $105,000 with nil cost of sales, reflecting the effect of final assay determinations between initial revenue recognition and final settlement of concentrate sales. The last final settlements of concentrate sales were completed in April 2014.

Eastern Keno Hill Silver District (“EKHSD”)

In December 2013, Alexco completed an NI 43-101 compliant preliminary economic assessment for certain of its holdings in the EKHSD (see news releases dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” and dated December 12, 2013 entitled “Alexco Files Eastern Keno Hill Silver District Technical Report”). The EKHSD PEA is focused on production from the Flame & Moth deposit and consolidates supplemental production initially from the Bellekeno deposit and subsequently from the Lucky Queen deposit. It reflects one of a number of production strategies considered, and work remains ongoing to optimize the plan inputs. It is anticipated that one of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Keno Hill District mining operations will be an increase in mill throughput to full capacity of 407 tonnes per day.

The EKHSD PEA outlines a project with an initial nine-month construction period followed by a 5.5 year period of silver production anchored by the Flame & Moth deposit. It provides for an annual delivery of an average of 3.1 million ounces of payable silver, 6.8 million pounds of lead, 6.6 million pounds of zinc and 1,050 ounces of gold from approximately 150,000 tonnes per year of consolidated mine and mill production. The after-tax internal rate of return is 38% and the after-tax net present value at a 5% discount rate is $29.6 million, with a 3.5 year payback period, before incorporation of the effects of the pending Silver Wheaton stream amendment. In order to fund the $45.3 million initial capital program envisioned in the EKHSD PEA, an initial investment of approximately $25 million will be required with the balance forecast under the EKHSD PEA to be funded from operating cash flows. Roughly half of the $45 million capital program will be deployed to drive an initial decline and raise and establish underground infrastructure at the Flame & Moth deposit. Similar to the plan itself, work remains ongoing to optimize capital efficiency during the pre-production phase, essentially taking advantage of increased third party competitive interest and locally reduced vendor costs. Approximately 17% or 163,000 tonnes of mineable resource, primarily at Bellekeno and Flame & Moth, has been eliminated from the PEA mine plan and remains to be considered should underlying costs and obligations be further optimized.

The consolidated mine production under the EKHSD PEA is primarily derived from indicated mineral resources, though approximately 6% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

The EKHSD PEA reflects the resource estimate for Flame & Moth announced in January 2013, incorporating drill results from the 2012 exploration program (see news release dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open”) and comprising 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc.

The Flame & Moth resource model comprises the north-northeast striking, moderately southeast dipping Flame Vein that is divided into two segments by the northwest striking Mill Fault. The structure hosting the Flame Vein mineralization is characterized by broad structural zones, ranging between 2 meters and 33 meters in true thickness.

Further surface drilling is being carried out at Flame & Moth under the 2014 exploration program, both to better define the further 220 meter extension of the mineralized Flame Vein to the southwest indicated by surface drilling in 2013 (see news release dated September 18, 2013 entitled “Alexco Extends Flame & Moth to More Than 900 Meters in Strike Length; Silver Grades to 28.8 Ounces per Ton Over 5.6 Meters”) and to test areas further down plunge to the southwest. In addition, results from 2013 surface drilling at the Flame & Moth West prospect (previously called the Bulldozer prospect), approximately one-half kilometer west of the Flame & Moth deposit, returned up to 28.7 ounces per ton silver over 0.85 meters true width on a separate but probably related structure.

The EKHSD PEA also reflects an updated resource statement for Bellekeno, incorporating a combination of original resource data, new drilling carried out in 2011 and early 2012, underground production data, and revised pricing and recoveries. The current resource estimate for Bellekeno, depleted for production through September 2013, comprises 262,000 tonnes indicated grading 585 grams per tonne silver, 3.5% lead and 5.3% zinc plus another 243,000 tonnes inferred grading 428 grams per tonne silver, 4.1% lead and 5.1% zinc.

The resource estimate for Lucky Queen reflects that announced in July 2011 (see the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”) and comprises 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc.

2014 Exploration Program

Alexco’s exploration plans for 2014 are currently budgeted at approximately $5 million, of which approximately $2.1 million has been incurred through June 30, 2014. The original plans entailed approximately 10,500 meters of surface drilling, primarily at the Flame & Moth deposit and the nearby Flame & Moth West discovery as well as at Bermingham, and at a limited number of targets elsewhere in the Keno Hill Silver District. However, drilling has progressed with greater-than-expected efficiency, such that approximately 6,800 meters had been drilled through June 30 and approximately 9,700 meters through the end of July. It is expected that the total surface exploration drilling for the 2014 season will be increased from 10,500 to approximately 14,000 meters as a result, with the total expenditure for the season remaining unchanged at approximately $5 million.

Environmental Services

Under AEG, the Corporation operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments, remediation solutions and reclamation and closure planning. Alexco also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $3,064,000 in the second quarter of 2014 for a gross profit of $812,000 and a gross margin of 26.5% , compared to revenues of $3,258,000 in the second quarter of 2013 for a gross profit of $1,435,000 and a gross margin of 44.0% . The decline in gross margin is due primarily to a transition to lower-margin phases of a significant project in the US, and to an increase in lower-margin components of the closure reclamation plan work being carried out in the Keno Hill District.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to an amended and restated Subsidiary Agreement (the “ARSA”) with the Government of Canada (“Canada”). Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure reclamation plan with Canada, for which it receives fees of 95% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope, and representing approximately 50% of estimated fully-billable care and maintenance fees. ERDC receives agreed commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the ARSA.

General, Administrative and Corporate

General and administrative expenses in the second quarter of 2014 totaled $2,300,000 compared to $3,348,000 in the second quarter of 2013. The significant reduction in general and administrative expenses, primarily regarding salaries and contractor costs, reflects the impact of the implementation of cost reduction measures, as well as the reduction in Bellekeno mine site overhead costs following the suspension of operations. Additionally, while office, operating and non-operating overheads had already been notably reduced in the 2013 quarter, that reduction was largely offset by higher salaries and contractor costs attributed to costs of a workforce reduction implemented at the end of May 2013.

Outlook

Alexco’s current primary focus is on improving the underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill, and Alexco will therefore continue to optimize and advance the EKHSD PEA. Bringing Flame & Moth into production is a key aspect of the plan, and the permitting process for development of the Flame & Moth deposit was initiated in December 2013. Another significant factor that may lead to such improvement is the agreement with Silver Wheaton to amend the silver streaming agreement, subject to Alexco paying Silver Wheaton US$20 million.

With respect to the economic climate and prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically, prices for silver were range-bound through most of the second quarter of 2014 but have strengthened late in the quarter and through to the date of this MD&A, while prices for lead and particularly zinc generally rose steadily through the quarter. Silver for the most part traded in the US$19.00 to US$20.00 range, but rose to approximately US$21.00 through the month of July. Lead and zinc both oscillated through the quarter in the range of roughly US$0.90 to US$0.97 per pound, with both rising to over US1.00 by end of July. As at the date of this MD&A, prices are approximately US$19.92 per ounce silver, US$1.02 per pound for lead and US$1.06 per pound for zinc and the Canadian-US exchange rate is approximately US$0.92 per CAD. Consensus investment analyst forecasts over the next two years for silver average US$20.50 to US$21.50 per ounce, for lead average approximately US$1.00 per pound, and for zinc average in the range of US$1.00 to US$1.10 per pound, with the Canadian-US exchange rate forecast to range from US$0.90 to US$0.92 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

As noted above, with respect to Alexco’s exploration plans for 2014, it is expected that the total surface exploration drilling for the 2014 season will be increased from 10,500 to approximately 14,000 meters as a result of greater-than-expected drilling efficiencies, with the total expenditure for the season remaining unchanged at approximately $5 million. The primary focus for the remainder of the 2014 season is expected to be the Flame & Moth southwest area, with drilling expected to continue through the end of September.

With respect to AEG, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Canada and in accordance with the ARSA, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada, in the United States and elsewhere throughout North and South America. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.

Summary of Quarterly Results

Key financial information for the first two quarters of 2014 as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

(unaudited)					Diluted
				Basic Earnings	Earnings	Expenditures
		Gross Profit	Net Income	(Loss) per	(Loss) per	on Mineral
Period	Revenue	(Loss)	(Loss)	Share	Share	Properties

2012-Q1	24,745	7,214	1,340	$0.02	$0.02	6,445
2012-Q2	19,565	1,744	(2,666)	$(0.04)	$(0.04)	9,170
2012-Q3	20,089	5,031	5,265	$0.09	$0.09	10,233
2012-Q4	20,309	3,931	(519)	$(0.01)	$(0.01)	8,179
2012 Total	84,708	17,920	3,420	$0.06	$0.06	34,027
2013-Q1	16,715	839	(2,332)	$(0.04)	$(0.04)	7,040
2013-Q2	14,161	(928)	(49,205)	$(0.81)	$(0.81)	4,945
2013-Q3	23,394	6,291	2,219	$0.04	$0.04	1,935
2013-Q4	5,163	2,618	(1,131)	$(0.01)	$(0.01)	439
2013 Total	59,433	8,820	(50,450)	$(0.81)	$(0.81)	14,359
2014-Q1	3,327	1,237	(1,419)	$(0.02)	$(0.02)	546
2014-Q2	3,169	917	(1,661)	$(0.03)	$(0.03)	2,434
2014 YTD	6,496	2,154	(3,080)	$(0.05)	$(0.05)	2,980

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The strong revenue in 2012-Q1 reflects significantly increased sales volumes of payable metals at Bellekeno following record production in the quarter before, while the increased gross profit from 2012-Q1 reflects the impact of unit costs of production at the Bellekeno being notably lower for the same reason. The gross profit from 2012-Q2 reflects the impact of significantly increased unit costs from reduced head grades and mill throughput as well as reduced base metal credits from lower realized lead and zinc prices. The revenue and gross profit of 2013-Q1 reflect the adverse impact of reduced mine production and head grade for the quarter at Bellekeno due to the effect of sequencing constraints which resulted in mining from lower-grade peripheral areas of the mineable resource. The revenue and gross loss of 2013-Q2 reflect the impact of significantly lower realized silver prices. The revenue and gross profit of 2013-Q3 reflect the benefits recognized following the execution of the ARSA. The revenue and gross profit subsequent to 2013-Q3 reflect the suspension of Bellekeno mining operations as of September 2013, as well as further benefits recognized in 2013-Q4 from the execution of the ARSA.

The net income of 2012-Q1, and to a lesser extent 2013-Q1, reflects costs associated with the Corporation’s annual cash bonuses and incentive share option awards to its employees, including resultant share-based compensation expense recognitions of $1,284,000 and $1,088,000 respectively. The net income of 2012-Q3 includes the $6,346,000 gain, pre-tax, on the Corporation’s sale of its remaining interest in the Brewery Creek property. The net income of 2012-Q4 reflects higher overhead costs due to development and permitting efforts regarding Onek and Lucky Queen and the finalizing negotiations pertaining to the pending amendment to the Subsidiary Agreement, offset by favourable foreign exchange gains. The net loss of 2013-Q2 reflects the impact of impairment charges recorded in respect of Keno Hill district mining assets as well as the Corporation’s long-term investment in Americas Bullion Royalty Corp. The net losses subsequent to 2013-Q3 reflect the lack of contribution from mining operations following the suspension of Bellekeno operations as of September 2013.

The mineral property expenditures in 2012-Q1 through 2012-Q3 reflect the 2012 exploration program as well as expenditures on rehabilitation and access development at the historical Lucky Queen and Onek mines. The mineral property expenditures in 2013-Q2 reflect reduced expenditures on both exploration and on Bellekeno sustaining development, plus remaining development costs at Onek. The expenditures since 2013-Q3 reflect further reductions in both exploration and Bellekeno sustaining development in light of implemented cost reduction measures and the suspension of Bellekeno mining operations as of September 2013.

Liquidity and Capital Resources

At June 30, 2014, Alexco had cash and cash equivalents of $6,345,000, and net working capital of $11,701,000. The Corporation faces no known liquidity issues in any of its financial assets.

Cash outflows from operating activities were $1,171,000 for the second quarter of 2014 versus outflows of $3,536,000 for the second quarter of 2013, with the 2013 cash outflows adversely affected by a significant decrease in silver prices that quarter, as well as a build-up of inventory following the first quarter of 2013 with a return to more normal mine production tonnage and grades in that second quarter. Cash used in investing activities was $969,000 in the second quarter of 2014 versus $5,741,000 in the same period in 2013. The 2013 investing cash outflow includes sustaining development expenditures at the Bellekeno mining operations as well as the impact of development activity in the first quarter of 2013 at the Onek and Lucky Queen deposits. The 2014 investing cash outflow reflects expenditures under the 2014 exploration program, field work for which commenced in late March 2014.

Under the silver streaming interest held by Silver Wheaton, Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2015, as extended pursuant to an amendment entered into effective June 16, 2014 as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2015 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production recommences in the Keno Hill District (the “Re-Commencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million by December 31, 2014 (or such later date as the parties may agree), with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. Effective immediately on signing of the agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

In April 2013, Alexco issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of the flow-through shares, as of June 30, 2014 Alexco is required to incur further renounceable exploration expenditures totaling $2,402,000 by December 31, 2014.

In late July 2014, Alexco entered into an agreement with an underwriter, on a bought deal basis pursuant to a short form prospectus, for the sale of 6,100,000 units at a price of $1.15 per unit for gross proceeds of $7,015,000. Each unit is comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. Closing is anticipated to occur August 21, 2014, and the underwriter has been granted an overallotment option to purchase up to an additional 915,000 units, or up to 457,500 additional warrants or a combination thereof, within 30 days of closing. The net proceeds from this financing are expected to be used to further exploration and development activities on the EKHSD property, particularly the Flame & Moth deposit, and for general working capital purposes.

With its cash resources and net working capital on hand at June 30, 2014, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activity, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a restart of mining operations is likely to require additional capital investment, significantly in excess of the capital being raised in the recently-announced bought deal financing. In addition, the amendments to the Silver Wheaton silver streaming interest, which have significant positive implications to Alexco, will only be triggered by a payment of US$20 million being made by December 31, 2014 (or such later date as the parties may agree). Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require additional funding.

Historically, Alexco’s main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require Alexco to substantially curtail and defer its planned exploration and development activities.

Share Data

As at the date of this MD&A, Alexco has 62,573,898 common shares issued and outstanding, including shares held by the Corporation’s restricted share unit plan trustee. In addition, there are outstanding incentive stock options for a further 3,865,163 common shares.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at June 30, 2014 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, including embedded derivative, its accounts payable and accrued liabilities, and its long-term investments in common shares and warrants of Till Capital Ltd. (formerly Americas Bullion Royalty Corp) (“TIL”).

At June 30, 2014, a total of $4,200,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $5,335,000 (US$5,000,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at June 30, 2014 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of the long-term investments in common shares and warrants of TIL are marked to fair value at each balance sheet date. The fair values of all of the Corporation’s financial instruments measured at June 30, 2014, other than cash and cash equivalents and the common shares of TIL included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of cash and cash equivalents and the common shares of TIL constitute Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at June 30, 2014 total $3,972,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under the Corporation’s receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at June 30, 2014, AEG trade receivables are recorded net of a recoverability provision of $489,000.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are effected in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

Consistent with its primary policy, Alexco has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

The Corporation had no related party transactions during the three month period ended June 30, 2014.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements as at June 30, 2014, management has determined its best estimates of pricing for silver ranging from near-term US$20.50 to US$21.50 to longer-term US$21.50 per ounce; for gold approximating US$1,275 per ounce near-term and longer-term; for lead approximating US$1.00 near-term to US$0.95 longer-term per pound; for zinc ranging from near-term US$1.00 to US$1.10 to longer-term US$1.00 up to US$1.15 per pound; and for the Canadian dollar ranging from near-term US$0.90 to US$0.92 to longer term US$0.91.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Corporation in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

The Corporation records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less cost of disposal” and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

As at June 30, 2013, because of recent sharp and significant declines in silver prices and its announcement in July of a plan to suspend Bellekeno mining operations in light of the low silver price environment, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment. As a result, the Corporation recognized an impairment loss at June 30, 2013 against the mining operations segment totaling $55,341,000 before taxes, of which $51,840,000 was attributed to mineral properties and $3,501,000 to property, plant and equipment.

As at June 30, 2014, no new indicators of potential impairment have been identified with respect to the Corporation’s non-current non-financial assets in its mining operations segment or its long-term investment in TIL.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit for impairment assessment purposes. As at June 30, 2014, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount.

Management’s estimates of many of the factors relevant to completing these assessments, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

Alexco’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. Alexco prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At June 30, 2014, Alexco’s decommissioning and rehabilitation provision totaled $3,899,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Lucky Queen and Onek mines, including site reclamation and facilities removal and post-closure monitoring.

The provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued for the mines by the Yukon Government.

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Changes In and Initial Adoption of Accounting Standards and Policies

Accounting Standards and Amendments Issued but Not Yet Adopted

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for financial assets with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments – Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).

In July 2014, the IASB issued the final version of IFRS 9. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Alexco has not yet determined what the impact will be on its financial statements from the adoption of IFRS 9.

IFRS 15 Revenue from Contracts with Customers was issued in May 2014 and addresses the principles that an entity shall apply to determine and report the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. Alexco has not yet determined what the impact will be on its financial statements from the adoption of IFRS 15.

Non-IFRS Measure

Adjusted Loss

Adjusted loss excludes amounts recorded with respect to impairment charges, and within this MD&A is provided before tax, net of tax and on a per-share basis. These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These adjusted loss measures are reconciled to financial statement loss measures as follows (dollar amounts in thousands, and denominated in Canadian dollars), with adjusted loss per share calculated using the same weighted average number of shares outstanding as used for the financial statement measure:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Loss before taxes	$1,769	$61,299	$3,668	$64,654
Subtract:
Write-down of mineral properties	-	51,840	-	51,840
Write-down of property, plant and equipment	-	3,501	-	3,501
Write-down of long-term investments	-	1,785	-	1,785

Adjusted loss before taxes	1,769	4,173	3,668	7,528

Net recovery of (provision for) income taxes, excluding deferred tax effect of above- noted write-downs	108	1,105	588	2,127

Adjusted net loss	$1,661	$3,068	$3,080	$5,401

Adjusted loss per share (basic and diluted)	$0.03	$0.05	$0.05	$0.09

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill District, other than with respect to Bellekeno, Lucky Queen and Flame & Moth, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

Decisions by the Corporation to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco’s Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won’t continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG’s customers accounted for 44.1% and 24.6%, respectively, of environmental services revenues in the 2013 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on the Corporation’s environmental services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,11]	Property	Tonnes	Ag	Au	Pb	Zn	Contained Ag
			(g/t)	(g/t)	(%)	(%)	(oz)

Indicated	Bellekeno Deposit[4]	262,000	585	n/a	3.5%	5.3%	4,933,000
	Lucky Queen Deposit[5]	124,000	1,227	0.2	2.6%	1.7%	4,891,000
	Flame & Moth Deposit[6]	1,378,000	516	0.4	1.7%	5.7%	22,859,000
	Eastern Keno Hill Silver District[3]	1,764,000	576	n/a	2.0%	5.4%	32,683,000
	Onek[7]	585,000	194	0.7	1.2%	13.7%	3,648,000
	Bermingham[8]	257,000	460	0.1	2.0%	2.1%	3,800,000
	Total Indicated – Sub-Surface	2,606,000	479	n/a	1.9%	6.9%	40,131,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,526,000
	Total Indicated – All Deposits	5,096,000	303	n/a	1.4%	3.9%	49,657,000

Inferred	Bellekeno Deposit[4]	243,000	428	n/a	4.1%	5.1%	3,338,000
	Lucky Queen Deposit[5]	150,000	571	0.2	1.4%	0.9%	2,753,000
	Flame & Moth Deposit[6]	107,000	313	0.3	0.9%	4.2%	1,081,000
	Eastern Keno Hill Silver District[3]	500,000	446	n/a	2.6%	3.7%	7,172,000
	Onek[7]	236,000	203	0.4	1.1%	11.5%	1,540,000
	Bermingham[8]	102,000	372	0.1	1.1%	1.8%	1,220,000
	Total Inferred	838,000	369	n/a	2.0%	5.6%	9,932,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The Eastern Keno Hill Silver District property is comprised of three deposits: Bellekeno, Lucky Queen and Flame & Moth. The resource estimates for the Eastern Keno Hill Silver District are supported by disclosure in the news release dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” and by a technical report filed on SEDAR dated November 15, 2013 entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada”.

4.

The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of May 31, 2012. The Bellekeno indicated resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of January 30, 2013.
7.

The resource estimates for Onek have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”.

8.

The resource estimates for Bermingham have an effective date of June 27, 2012, and are supported by disclosure in the news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham” and by a technical report filed on SEDAR and signature dated August 8, 2012 entitled “Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon”.

9.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

10.

Historical resources for Silver King were estimated by United Keno Hill Mines Limited, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) method and the 1997 CIM definitions for resource categories. These estimated historical resources include a total of 55,674 tonnes classified as proven and probable reserves and 43,324 tonnes classified as indicated resources, plus an additional 22,581 tonnes classified as inferred resources. Though believed by Alexco management to be relevant and reliable, this estimate of historical resources has not been verified by Alexco, pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current mineral resource.

11.

The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager with Alexco and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the 2014-Q2 Interim F/S and will be materially consistent with or more favourable than those anticipated in the EKHSD PEA; (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation’s views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.